May 21, 2013

Tia L. Jenkins
Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	China Cord Blood Corporation Form 20-F for Fiscal Year ended March 31, 2012 Filed July 31, 2012 Response Dated April 16, 2013 File No. 001-34541

Dear Ms. Jenkins:

We hereby provide responses to comments issued on May 1, 2013 (the “Staff’s Letter”) regarding the Annual Report on Form 20-F of China Cord Blood Corporation (the “Company”), for the fiscal year ended March 31, 2012 (the “Annual Report”).

In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter and all page references are to the Annual Report.

Form 20-F for Fiscal Year Ended March 31, 2012
Item 5. Operating and Financial Review and Prospects, page 68
Critical Accounting Policies, page 77
Revenue Recognition, page 77

1.	We note your response to comment five of our letter dated March 19, 2013. Please provide us with the text of your disclosure to be included in future filings to discuss the change from 18 months to 24 months. In your disclosure, please indicate when the change was made and discuss the effects of this change on your financial position and results of operations.

COMPANY RESPONSE:

The Company respectfully proposes to include the following language in future filings.

“For the year ended March 31, 2012, the Company ceased recognizing storage revenue from subscribers who were delinquent for more than 24 months. This was a change compared to the Company’s previous estimate of not recognizing storage revenue if the subscriber was delinquent for more than 18 months. The reason for the change in estimate was due to more historical experience of receivables collections from delinquent subscribers. During the fiscal year ended March 31, 2012, the Company performed a retrospective review of delinquent receivable collections for the period from FY2011 to FY2012. The results of this review indicated there was a high percentage of successful collections of receivables that were delinquent over 18 months but less than 24 months. As a result, the Company changed its estimate of not recognizing storage revenue from subscriber who was delinquent for more than 18 months to 24 months in the year ended March 31, 2012. The change was not significant as the impact of the change representing approximately 1% of total net revenues for the year ended March 31, 2012. “

Tia L. Jenkins U.S. Securities and Exchange Commission May 21, 2013 Page 2

Valuation of Inventories, page 78

2.	We note in your response to comment six of our letter dated March 19, 2013 that you believe the donated cord blood units represent one category and component of inventory. Please further explain to us why you believe that the donated units represent one end-product category for purposes of measuring your inventory at lower of cost or market. In your response, please discuss how you considered the apparent difficulty of finding a matching unit from third parties (page 55) and the unique characteristics of each donated unit that does not allow for the simple substitution of one donated unit with another donated unit to arrive at your conclusion that the donated units represent one end-product category.

COMPANY RESPONSE:

The Company acknowledges that the Company’s donated cord blood units stored are unique in medical characteristics, which make it difficult to find matches. However, the Company does not believe the unique medical characteristics of each donated unit or the difficulty of matching cord blood units to customers, is a significant factor in determining additional inventory categories for purposes of measuring the inventory at lower of cost or market for the reasons described below.

The value (utility) of the donated cord blood units, in its entirety, is realized through the sale of a smaller subset of that pooled inventory. The Company believes that the utility of the donated cord blood units increases (is not diminished) as the pool of donated cord blood units increases because the number and possibility of finding a matching unit for patients increases. The Company’s revenue model is to increase the number of donated cord blood units stored with the knowledge that the greater the number of donated cord blood units, the greater the number of matches and that only a small subset of matches is required to enable to the Company to recover the entire recorded value of all donated cord blood units. The Company recognizes the cost of acquiring and maintaining the larger pool of inventory as part of the cost of sales when the match occurs and revenue is recognized1. The Company asserts that its application of the lower of cost or market using this “one individual category” method is the most appropriate reflection of the manner in which income is earned since the cost of acquiring and maintaining those donated cord blood units is recognized (reflected) in the income statement when the income is earned. The Company believes this is consistent with ASC 330-10-35-8, which states in relevant part that “The method shall be that which most clearly reflects periodic income”. The Company also believes that the application of lower of cost or market on an individual basis would not be reflective of the Company’s income since (i) income is linked to acquiring and maintaining the donated cord blood unit pool and (ii) recognizing such costs on a per individual basis would essentially result in a loss being taken on inventory even though subsequent gross profit is expected to occur.

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1 Per one successful match, the Company records in cost of sales an amount equal to the carrying amount of the donated cord blood units divided by the estimated future number of matches.

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In addition, the selling price (matching fee) is determined considering the market supply and demand and is not affected by the fluctuations in current costs of cord blood units. Accordingly, the Company believes that the aggregate of donated cord blood units represents one category of inventory, and records all capitalized cost as a pool of costs. Further, the Company has consistently followed this accounting policy since it commenced public reporting with the Securities and Exchange Commission in 2009.

3.	We note in your response to comment six of our letter dated March 19, 2013 that approximately 13,970 of the 21,125 donated units will not be successfully matched within their estimated useful life of 20 years. It appears to us that such inventory may be considered obsolete or excessive based upon your future sales estimates for donated units. Please explain to us how you identify and consider whether specific inventory is obsolete or excessive to fulfill your future sales estimates, and tell us why you believe that none of your donated units are obsolete or excessive. Also tell us how you account for inventory that is identified as obsolete or excessive and cite the authoritative accounting guidance that you follow.

COMPANY RESPONSE:

As discussed in the above response, all donated cord blood units are considered as one category, and therefore if the aggregate inventory value passed the impairment test, a specified donated cord blood unit would not be considered obsolete or excessive based on ASC 330-10-35-9. The Company respectfully advises the Staff that it assessed inventory obsolescence by comparing the carrying amount of the aggregate donated units against the expected matching fees to be derived from the estimated future usages through providing matching services. This method was described in the Company’s responses to the previous comments of the Staff relating to valuation of inventories in 2010.

Based on medical research and relevant information available, the estimated life of a donated unit is at least 25 years and the weighted average remaining useful life of the Company’s donated units was approximately 20 years as of March 31, 2012.

Further, based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, the Company estimated that the number of successful matches will increase by 7% per annum during the projection period with the assumption that each successful match generate fee of RMB 15,000, which is the existing standard fee of matching services. As of March 31, 2012, 7,155 donated cord blood units out of a pool of 21,125 donated cord blood units with carrying amount of RMB34.7 million were expected to find matches during the estimated weighted average remaining useful life of 20 years. Based on the projections, the Company estimates that the carrying amount of the donated units of RMB 34.7 million as of March 31, 2012 will be recovered in 10 years, which is considered to be a reasonable period as compared with the period before the expiration of the donated units and their estimated weighted average remaining useful life. As a result, no provision is considered necessary.

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Per one successful match, the Company records in cost of sales an amount equal to the carrying amount of the donated cord blood units divided by the estimate of future number of matches to achieve “the objective of a proper matching of costs and revenues” under ASC330-35-2, rather than on a per unit sales basis as not all units could find match or become realized through sales during the estimated weighted average remaining useful life.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHINA CORD BLOOD CORPORATION

By: /s/ Albert Chen

Name: Albert Chen

Title: Chief Financial Officer